Exhibit 99.1

Aurora Mobile Limited Announces Second Quarter 2024

Unaudited Financial Results

SHENZHEN, CHINA, August 29, 2024 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial Highlights

•	Revenues were RMB79.4 million (US$10.9 million), an increase of 8% year-over-year.

•	Cost of revenues was RMB26.7 million (US$3.7 million), an increase of 4% year-over-year.

•	Gross profit was RMB52.8 million (US$7.3 million), an increase of 11% year-over-year.

•	Total operating expenses were RMB54.8 million (US$7.5 million), a decrease of 15% year-over-year.

•	Net loss was RMB1.3 million (US$0.2 million), compared with a net loss of RMB23.7 million for the same quarter last year.

•	Net loss attributable to Aurora Mobile Limited’s shareholders was RMB1.0 million (US$0.1 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB23.0 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB0.4 million (US$54 thousand), compared with a RMB8.9 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was at positive RMB1.6 million (US$0.2 million), compared with a negative RMB4.6 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “The appropriate description for the performance of this quarter is “Riding on the Great Growth Momentum”. The reasons for this description are as follows:

•	Firstly, continuing the great Q1’2024 momentum, we recorded the 4th consecutive positive Adjusted EBITDA in this quarter. This is an historical achievement for us since IPO in 2018.

•	Secondly, Developer Subscription revenue recorded both a 14% growth quarter-over-quarter and a 19% growth year-over-year.

•	Thirdly, our gross profit recorded good growth for both year-over-year and quarter-over-quarter.

•	Fourthly, our net loss has narrowed by 50% quarter-over-quarter and 95% year-over-year.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We have had a great quarter. Our total group revenue grew both quarter-over-quarter and year-over-year with 23% and 8%, respectively. Subscription Services revenues of RMB48.1 million were showing great growth where it grew by 14% quarter-over-quarter and 19% year-over-year, driven by growth in EngageLab business and improvement in ARPU. Value-added services revenues increased by 245% quarter-over-quarter which was due to the 6/18 online shopping festival in Q2 where online advertisers have increased their ads spending. Overall Vertical applications revenues had recorded a great quarter where revenue grew by 16% quarter-over-quarter and 8% year-over-year. This was driven by Financial Risk Management where its revenue grew by 28% quarter-over-quarter and 34% year-over-year fueled by a strong 30% customer number growth.

With strong and solid revenue growth while maintaining optimal level of operating expenses, for the quarter ended June 30, 2024, we recorded yet another positive Adjusted EBITDA. This is an historical event where we now have 4 consecutive quarters of positive Adjusted EBITDA.”

Second Quarter 2024 Financial Results

Revenues were RMB79.4 million (US$10.9 million), an increase of 8% from RMB73.3 million in the same quarter of last year, attributable to an 8% increase in revenue from both Developer Services and Vertical Applications.

Cost of revenues was RMB26.7 million (US$3.7 million), an increase of 4% from RMB25.6 million in the same quarter of last year. The increase was mainly due to a RMB2.1 million increase in short messaging cost and a RMB0.9 million increase in other direct costs, and offset by a RMB2.4 million decrease in media cost.

Gross profit was RMB52.8 million (US$7.3 million), an increase of 11% from RMB47.7 million in the same quarter of last year.

Total operating expenses were RMB54.8 million (US$7.5 million), a decrease of 15% from RMB64.1 million in the same quarter of last year.

•	Research and development expenses were RMB23.7 million (US$3.3 million), a decrease of 22% from RMB30.2 million in the same quarter of last year, mainly due to a RMB4.2 million decrease in personnel costs, a RMB3.4 million decrease in bandwidth cost, and a RMB1.8 million decrease in depreciation expense. The impact is partially offset by a RMB4.0 million increase in cloud cost.

•	Sales and marketing expenses were RMB20.5 million (US$2.8 million), an increase of 2% from RMB20.0 million in the same quarter of last year, mainly due to a RMB0.3 million increase in personnel costs.

•	General and administrative expenses were RMB10.7 million (US$1.5 million), a decrease of 23% from RMB13.9 million in the same quarter of last year, mainly due to a RMB3.3 million decrease in personnel costs.

Loss from operations was RMB1.0 million (US$0.1 million), compared with RMB14.8 million in the same quarter of last year.

Net Loss was RMB1.3 million (US$0.2 million), compared with RMB23.7 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB0.4 million (US$54 thousand), compared with RMB8.9 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was at positive RMB1.6 million (US$0.2 million) compared with a negative RMB4.6 million for the same quarter of last year.

The cash and cash equivalents and restricted cash were RMB92.7 million (US$12.8 million) as of June 30, 2024 compared with RMB115.0 million as of December 31, 2023.

Update on Share Repurchase

As of June 30, 2024, the Company had repurchased a total of 216,643 ADS, of which 11,626 ADSs, or around US$36.1 thousand were repurchased during the second quarter in 2024.

Conference Call

The Company will host an earnings conference call on Thursday, August 29, 2024 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BIdc3f18de42e247d3a31f621244e171b9

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges and impairment of long-term investments. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, amortization of land use right, income tax expenses/(benefits), share-based compensation, reduction in force charges and impairment of long-term investments.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises' digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2024.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	73,331	64,524	79,441	10,931	138,764	143,965	19,810
Cost of revenues	(25,620)	(18,152)	(26,670)	(3,670)	(45,061)	(44,822)	(6,168)
Gross profit	47,711	46,372	52,771	7,261	93,703	99,143	13,642
Operating expenses
Research and development	(30,243)	(22,681)	(23,652)	(3,255)	(61,924)	(46,333)	(6,376)
Sales and marketing	(20,009)	(17,391)	(20,478)	(2,818)	(38,899)	(37,869)	(5,211)
General and administrative	(13,873)	(12,932)	(10,677)	(1,469)	(28,146)	(23,609)	(3,249)
Total operating expenses	(64,125)	(53,004)	(54,807)	(7,542)	(128,969)	(107,811)	(14,836)
Other operating income(1)	1,572	1,579	1,055	145	4,329	2,634	362
Loss from operations	(14,842)	(5,053)	(981)	(136)	(30,937)	(6,034)	(832)
Foreign exchange (loss)/gain, net	(118)	(23)	12	2	(93)	(11)	(2)
Interest income	354	2,187	195	27	684	2,382	328
Interest expenses	(218)	(6)	(42)	(6)	(441)	(48)	(7)
Other (loss)/income	(9,086)	15	(20)	(3)	(8,527)	(5)	(1)
Change in fair value of structured deposits	-	23	15	2	13	38	5
Loss before income taxes	(23,910)	(2,857)	(821)	(114)	(39,301)	(3,678)	(509)
Income tax benefits/(expenses)	179	244	(483)	(66)	329	(239)	(33)
Net loss	(23,731)	(2,613)	(1,304)	(180)	(38,972)	(3,917)	(542)
Less: net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(715)	(214)	(304)	(42)	(890)	(518)	(71)
Net loss attributable to Aurora Mobile Limited’s shareholders	(23,016)	(2,399)	(1,000)	(138)	(38,082)	(3,399)	(471)
Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.29)	(0.03)	(0.01)	(0.00)	(0.48)	(0.04)	(0.01)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	62,943,573	62,687,345	62,603,736	62,603,736	62,855,277	62,645,540	62,645,540
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income
Foreign currency translation adjustments	2,787	78	208	29	1,983	286	39
Total other comprehensive income, net of tax	2,787	78	208	29	1,983	286	39
Total comprehensive loss	(20,944)	(2,535)	(1,096)	(151)	(36,989)	(3,631)	(503)
Less: comprehensive loss attributable to noncontrolling interests and redeemable noncontrolling interests	(715)	(214)	(304)	(42)	(890)	(518)	(71)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(20,229)	(2,321)	(792)	(109)	(36,099)	(3,113)	(432)

(1) Beginning on January 1, 2024 we classified the government grants that are operating in nature as other operating income. Comparative figures were reclassified to conform to this presentation.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	114,521	92,178	12,684
Restricted cash	486	505	69
Accounts receivable	34,344	43,132	5,935
Prepayments and other current assets	20,225	20,796	2,863
Total current assets	169,576	156,611	21,551
Non-current assets:
Long-term investments	112,912	113,160	15,571
Property and equipment, net	1,433	1,061	146
Operating lease right-of-use assets	4,081	3,550	488
Intangible assets, net	17,941	15,801	2,174
Goodwill	37,785	37,785	5,199
Deferred tax assets	1,072	580	80
Other non-current assets	5,387	6,517	898
Total non-current assets	180,611	178,454	24,556
Total assets	350,187	335,065	46,107
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	-	3,000	413
Accounts payable	21,073	26,639	3,666
Deferred revenue and customer deposits	141,518	135,137	18,595
Operating lease liabilities	4,007	2,767	381
Accrued liabilities and other current liabilities	74,682	60,694	8,352
Total current liabilities	241,280	228,237	31,407
Non-current liabilities:
Operating lease liabilities	629	1,004	138
Deferred tax liabilities	3,994	3,643	501
Other non-current liabilities	563	567	78
Total non-current liabilities	5,186	5,214	717
Total liabilities	246,466	233,451	32,124
Shareholders’ equity:
Common shares	50	50	7
Treasury shares	(2,453)	(835)	(115)
Additional paid-in capital	1,045,397	1,045,303	143,838
Accumulated deficit	(988,669)	(992,068)	(136,513)
Accumulated other comprehensive income	19,223	19,509	2,685
Total Aurora Mobile Limited’s shareholders’ equity	73,548	71,959	9,902
Noncontrolling interests	30,173	29,655	4,081
Total shareholders’ equity	103,721	101,614	13,983
Total liabilities and shareholders’ equity	350,187	335,065	46,107

AURORA MOBILE LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2023	March 31,2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(23,731)	(2,613)	(1,304)	(180)	(38,972)	(3,917)	(542)
Add:
Share-based compensation	4,168	1,268	913	126	7,206	2,181	300
Reduction in force charges	1,051	-	-	-	1,739	-	-
Impairment of long-term investment	9,660	-	-	-	9,660	-	-
Adjusted net loss	(8,852)	(1,345)	(391)	(54)	(20,367)	(1,736)	(242)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(23,731)	(2,613)	(1,304)	(180)	(38,972)	(3,917)	(542)
Add:
Income tax (benefits)/expenses	(179)	(244)	483	66	(329)	239	33
Interest expenses	218	6	42	6	441	48	7
Depreciation of property and equipment	1,799	380	371	51	3,985	751	103
Amortization of intangible assets	1,589	1,369	1,115	153	3,195	2,484	342
Amortization of land use right	811	-	-	-	994	-	-
EBITDA	(19,493)	(1,102)	707	96	(30,686)	(395)	(57)
Add:
Share-based compensation	4,168	1,268	913	126	7,206	2,181	300
Reduction in force charges	1,051	-	-	-	1,739	-	-
Impairment of long-term investment	9,660	-	-	-	9,660	-	-
Adjusted EBITDA	(4,614)	166	1,620	222	(12,081)	1,786	243

AURORA MOBILE LIMITED
UNAUDITED SAAS BUSINESSES REVENUE
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	52,072	44,749	56,406	7,762	97,537	101,155	13,920
Subscription	40,526	42,351	48,124	6,622	78,034	90,475	12,450
Value-Added Services	11,546	2,398	8,282	1,140	19,503	10,680	1,470
Vertical Applications	21,259	19,775	23,035	3,169	41,227	42,810	5,890
Total Revenue	73,331	64,524	79,441	10,931	138,764	143,965	19,810
Gross Profits	47,711	46,372	52,771	7,261	93,703	99,143	13,642
Gross Margin	65.1%	71.9%	66.4%	66.4%	67.5%	68.9%	68.9%